Exhibit 99.1

Smart Digital Group Announces Plan to Establish A Diversified

Cryptocurrency Asset Pool

September 23, 2025, Xiamen — Smart Digital Group Limited (Nasdaq: SDM) (the “Company”) today announced its plan to establish a diversified cryptocurrency asset pool, with a strategic focus on investing in cryptocurrencies such as Bitcoin and Ethereum. The initiative emphasizes assets that demonstrate stability, transparency, and alignment with the Company’s long-term strategic goals.

This move is designed to strengthen the Company’s position in the digital asset ecosystem while leveraging the growing acceptance of cryptocurrencies in global markets. By allocating resources to established and transparent digital assets, the Company aims to enhance portfolio diversification and capture value in the evolving digital economy.

Smart Digital Group Limited will implement a structured approach to manage and safeguard its cryptocurrency holdings, incorporating robust risk management and compliance protocols. Further details regarding the size and allocation of the asset pool will be communicated in accordance with regulatory requirements and market conditions.

Forward-looking Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, and are based on the Company’s current expectations and projections of future events that it believes may affect its financial condition, operating results, business strategies, and financial needs. Investors can identify these forward-looking statements by terms such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is likely to,” “potential,” “continue,” or other similar expressions. Except as required by law, the Company is not obligated to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations. Although the Company believes the expectations expressed in these forward-looking statements are reasonable, there is no guarantee that these expectations will prove correct. The Company reminds investors that actual results may differ materially from expected results and encourages them to review other factors that may affect its future results, as disclosed in the Company’s registration statements and other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov.

For inquiries, please contact:

Smart Digital Group Limited

irsmartdigital@163.com